                                                                      EXHIBIT 3


                                                       [LOGO] ECKERD CORPORATION

                                                               November 7, 1996

Dear Fellow Stockholders:

  I am very pleased to inform you that, on November 2, 1996, the Company entered into an Agreement and Plan of Merger with J. C. Penney Company, Inc. and a wholly owned subsidiary of J. C. Penney, pursuant to which J. C. Penney will, subject to the satisfaction of certain conditions, acquire the Company.

  The Merger Agreement provides for a two-step acquisition transaction, the first step being a tender offer (the "Offer") to purchase 50.1% of the outstanding shares of the Company's common stock at a price of $35 per share in cash. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Company will be merged with Parent's wholly owned subsidiary, and the remaining stockholders of the Company will receive for each share of common stock of the Company either (i)
0.6604 shares of J. C. Penney common stock, if the Merger would be tax free to the Company's stockholders, or (ii) $35 in cash if the Merger would not be tax free to the Company's stockholders. The J. C. Penney offer will expire at midnight, New York City time, on Friday, December 6, 1996, unless otherwise extended.

  The terms of the Offer and the Merger are described in more detail in the Offer to Purchase being distributed to you, as well as in the Schedule 14D-9 attached hereto. Both these documents contain important information with respect to the proposed transaction, including, in the case of the Offer to Purchase, information as to how you can tender your shares into the Offer, and you are encouraged to read both these documents carefully and in their entirety.

  After a thorough review of all the factors it considered relevant, which are described in the attached Schedule 14D-9, and after consultation with its financial advisor, the Board of Directors of the Company determined that the terms of the J. C. Penney offer and merger are fair to, and in the best interests of, the Company's stockholders.

  ACCORDINGLY, THE BOARD RECOMMENDS THAT SHAREHOLDERS TENDER THEIR SHARES INTO THE OFFER AND VOTE IN FAVOR OF THE MERGER.

  As we proceed toward completion of this important transaction, your management team will be working with the management of J. C. Penney to plan how both our companies can best realize the anticipated benefits of this transaction. We are pleased that our stockholders, in addition to receiving a high price for their shares in the Company, will have an opportunity to participate in the synergy we expect to be realized from this transaction through their ownership of J. C. Penney stock.

                                          Very truly yours,

                                          /s/ Stewart Turley

                                          Stewart Turley
                                          Chairman of the Board of Directors

 Mailing Address: PO Box 4689 . Clearwater, FL . 34618 . Street Address: 8333
         Bryan Dairy Road . Largo, FL . 33777 . Phone: (813) 399-6000